**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Amendment No. 1**

**FORM 6-K/A**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

**Report on Form 6-K dated July 14, 2005**

*This Report on Form 6-K shall be incorporated by reference in our Registration Statement*
*on Form F-3 as amended (File No. 333-101891) and our Registration Statement on Form F-3 (File No. 333-114857)*
*as amended to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of*
*1933 or the Securities Exchange Act of 1934, in each case as amended*

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AngloGold Ashanti Limited
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
**(Address of Principal Executive Offices)**

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒     Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑     **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑     **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑     **No**: ☒

Enclosures:   Restatement of financial and operating performance for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, including condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003.

**Form 6-K/A Explanatory note**

On October 29, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and Exchange Commission (SEC), unaudited condensed consolidated financial information as of September 30, 2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, which included a review of financial and operating performance.

Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:

- The company indicated that it had written off goodwill of $182 million resulting from the Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142, AngloGold Ashanti reversed this write off. As at December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.

- The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.

- The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, AngloGold Ashanti has determined that these investments should be reported in terms of the equity accounting method.

In total, the restatements above increased Net income by $175 million, increased Total assets, current liabilities and non current liabilities by $434 million, $26 million and $233 million, respectively, for the nine months ended September 30, 2004 and as of September 30, 2004. The restatements had no impact on Net income previously reported for the nine months ended September 30, 2003 and decreased Total assets by $236 million as of December 31, 2003. Consequently, related per share data and cash flow as previously stated were also impacted by the restatement.

To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, the unaudited condensed income statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003. AngloGold Ashanti has also revised its review of financial and operating performance, where necessary, to reflect these adjustments.

For information regarding this restatement and the effects on significant financial statement line items, see Note A, "Restatement of previously issued financial statements," to the condensed consolidated financial statements.

No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement.  This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends.  Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on October 29, 2004.  Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions.  The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations, furnished to the SEC on July 30, 2004.

**REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 PREPARED IN ACCORDANCE WITH US GAAP**

**Date: October 29, 2004**

In the following related management's discussion of review of financial and operating performance, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.

**Introduction**

The following is a summary of the Group's financial and operating performance for the nine months ended September 30, 2004 prepared in accordance with US GAAP.  This summary also includes condensed consolidated financial information as of September 30, 2004 and December 31, 2003, and for each of the nine months ended September 30, 2004 and 2003 prepared in accordance with US GAAP.

The operations and financial condition of the interests in the companies and assets acquired in Ashanti are included in the US GAAP condensed consolidated financial information from April 26, 2004, the effective date of the AngloGold Ashanti Business Combination.

On October 29, 2004, AngloGold Ashanti issued its results for the quarter ended September 30, 2004 prepared in accordance with IFRS and published its report, including condensed consolidated financial information prepared in accordance with IFRS, for the same period.  This information has been submitted to the US Securities and Exchange Commission on Form 6-K.

**Operating review**

Presented in the table below is selected operating data for AngloGold Ashanti for the nine-month periods ended September 30, 2004 and 2003. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:

| Operating data for AngloGold Ashanti | Nine months ended September 30, | |
| --- | --- | --- |
| | **2004** | **2003** |
| Total gold production (000 oz) | 4,352 | 4,226 |
| Total cash cost ($/oz) | 265 | 223 |
| Total production cost ($/oz) | 349 | 278 |
| Production costs ($ million) | 1,028 | 812 |
| Capital expenditure ($ million) | 393 | 216 |
| Consolidated entities | 384 | 198 |
| Equity accounted joint ventures | 9 | 18 |

### *Gold production*

For the nine months ended September 30, 2004, AngloGold Ashanti's total gold production increased by 126,000 ounces, or about 3 percent, to 4.35 million ounces from 4.23 million ounces produced in the same period of 2003. This increase was mainly due to the impact of the additional 50 percent interest acquired in Geita mine in Tanzania (2004: 380,000 oz; 2003: 214,000 oz) and the contribution of operations situated in Ghana, Guinea and Zimbabwe (2004: 367,000 oz; 2003: nil oz) as part of the completed AngloGold Ashanti Business Combination during April 2004, on the production of the current year when compared with 2003. Gold production in the nine months ended September 30, 2004 from operations located in Brazil increased (2004: 251,000 oz; 2003: 239,000 oz) compared to the same period in 2003 mainly due to an improvement in grade.

Gold production from operations situated in South Africa (2004: 2,317,000 oz; 2003: 2,455,000 oz) decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to higher waste development and lower mining grades. Gold production in the nine months ended September 30, 2004 decreased in the North American operations (2004: 238,000 oz; 2003: 314,000 oz) and the Australian region (2004: 296,000 oz; 2003: 334,000 oz) compared to the same period in 2003, mainly due to the impact of the sale of Jerritt Canyon Joint Venture of North America effective June 30, 2003 and the closure of Union Reefs mine in October 2003. Gold production from operations situated in Mali (2004: 311,000 oz; 2003: 462,000 oz) decreased in the nine months ended September 30, 2004 when compared to the same period in 2003 mainly due to lower mining grades at Morila. Lower gold production were recorded from operations located in Namibia (2004: 49,000 oz; 2003: 57,000 oz) and Argentina (2004: 143,000 oz; 2003: 151,000 oz) in the nine months ended September 30, 2004 when compared to the same period in 2003.

In the quarter ended September 30, 2004, gold production increased by 138,000 ounces to 1.63 million ounces, or 9 percent from 1.49 million ounces produced during the quarter ended June 30, 2004. This increase was mainly due to the impact of the contribution of operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination, for the full quarter ended September 30, 2004, as well as a general increase in production in most operating regions.

### Total cash costs and total production costs

Total cash costs for the nine months ended September 30, 2004 was $265 per ounce, $42 per ounce, or 19 percent, higher than the cash costs of $223 per ounce recorded in the same period in 2003. This change was mainly due to substantially higher cash costs for the South African, Australian, Argentinean, Malian and Namibian operations in the nine months ended September 30, 2004, which increased by 17 percent, 8 percent, 17 percent, 56 percent and 22 percent respectively, when compared to the same period in 2003. The increase in total cash costs at the South African and Australian operations was mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R6.57 and R7.82 and the Australian dollar against the US dollar of A$1.37 and A$1.58, during the nine months ended September 30, 2004 and 2003, respectively). The weaker US dollar against all local currencies accounted for nearly $30 per ounce, or 53 percent, of the total increase in total cash costs in the nine months ended September 30, 2004 compared to the same period in 2003. Operations in Argentina, Mali and Namibia recorded higher total cash costs in the nine months ended September 30, 2004 mainly due to increases in drilling costs, reagent costs, diesel costs and mining contractor rates as well as a decrease in grade (at Morila), when compared to the same period in 2003.

Total cash costs for the three months ended September 30, 2004 increased by 5 percent compared to the quarter ended June 30, 2004 mainly as a result of the continued strengthening of operating currencies and the effect of inflation primarily represented in rising diesel prices, contractor mining costs and the South African mid-year wage increase. These unit cost increases were partially offset by higher recovered grades.

Total production costs for the nine months ended September 30, 2004 were $349 per ounce, $71 per ounce, or 26 percent, higher than the total production costs of $278 per ounce recorded in the same period of 2003. Total production costs per ounce in the quarter ended September 30, 2004 increased by 4 percent compared to the quarter ended June 30, 2004.

### Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the nine months ended September 30, 2004 and 2003 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

**For the nine months ended September 30,**

(in $ millions, except as otherwise noted)

| | 2004 | 2003 |
|---|---|---|
| **Production costs per condensed consolidated financial information** | **1,028** | **812** |
| *Plus:* | | |
| Production costs of equity accounted joint ventures | 82 | 97 |
| *Less:* | | |
| Rehabilitation costs & other non-cash costs | (19) | (8) |
| *Plus:* | | |
| Inventory movement | 22 | 15 |
| Royalties | 27 | 21 |
| Related party transactions [(1)] | 22 | 25 |
| *Adjusted for:* | | |
| Minority interests [(2)] | (18) | (9) |
| Non-gold producing companies and adjustments | 8 | (10) |
| **Total cash costs** | **1,152** | **943** |
| *Plus:* | | |
| Depreciation, depletion and amortization | 354 | 229 |
| Employee severance costs | 7 | 2 |
| Rehabilitation and other non-cash costs | 19 | 8 |
| *Adjusted for:* | | |
| Minority interests [(2)] | (6) | (5) |
| Non-gold producing companies and adjustments | (5) | (2) |
| **Total production costs** | **1,521** | **1,175** |
| **Gold produced (000' ounces)** [(3)] | **4,352** | **4,226** |
| **Total cash costs per ounce** [(4)] | **265** | **223** |
| **Total production costs per ounce** [(4)] | **349** | **278** |

(1) *Relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(2) *Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.*

(3) *Attributable production only.*

(4) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

### *Outlook*

For the fourth quarter, AngloGold Ashanti anticipates producing approximately 1.7 million ounces at a total cash cost of about $262 per ounce, assuming the third quarter average exchange rate of R6.37 to the US dollar. For the full year, the Company continues to expect to produce approximately 6.1 million ounces at a total cash cost of about $263 per ounce (previously $260 per ounce), assuming an exchange rate of R6.58 to the US dollar (previously R6.59 to the US dollar) for the year. The $3 per ounce increase in the estimate of total cash costs per ounce for the year is the result of a slightly stronger rand assumption and a higher oil price.

### *Capital expenditure*

Capital expenditure during the nine months ended September 30, 2004 was $393 million compared with $216 million in the same period of 2003. This $177 million, or 82 percent, increase is primarily the result of an increase in capital expenditure in South Africa mainly due to the Moab Khotsong and TauTona projects, the purchase of a new mining fleet in the Namibian region and capital projects in Ghana ($26 million) and Guinea ($38 million) as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination completed in April 2004.

Compared with the three months ended June 30, 2004, capital expenditure increased by approximately 2 percent in the quarter ended September 30, 2004 mainly as a result of the reasons as discussed above.

**Financial review**

*Revenues*

Revenues from product sales and other income increased from $1,275 million in the first nine months of 2003 to $1,594 million in the comparable period in 2004, representing a 25 percent increase over the period. This increase was primarily due to the increase in the spot price of gold in 2004 as well as the contribution to revenue during the nine months ended September 30, 2004, from operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination. The average spot price of gold was $401 per ounce during the nine months ended September 30, 2004, $47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in 2003. The majority of product sales consisted of US dollar-denominated gold sales.

*Production costs*

Production costs increased from $812 million in the nine months ended September 30, 2003 to $1,028 million in the same period in 2004, which represents a $216 million, or 27 percent increase. In South Africa, production costs increased by $67 million to $656 million in the first nine months of 2004 from $589 million in the comparable period in 2003 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 64 percent of AngloGold Ashanti's production costs were denominated in South African rands in the first nine months of 2004. Production costs recorded by operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $114 million during the nine months ended September 30, 2004.

*General and administrative*

General and administrative expenses increased from $30 million in the nine months ended September 30, 2003 to $41 million in the same period of 2004, mainly due to integration expenses following the AngloGold Ashanti Business Combination and the strengthening of the South African rand relative to the US dollar.

*Royalties*

Royalties paid by AngloGold Ashanti increased from $9 million for the nine months ended September 30, 2003, to $18 million paid in the comparable period in 2004. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.

*Depreciation, depletion and amortization*

Depreciation, depletion and amortization expense increased by $132 million to $308 million in the first nine months of 2004 when compared to $176 million recorded in the same period in 2003. In South Africa, depreciation, depletion and amortization expense increased by $62 million from $77 million incurred in the nine months ended September 30, 2003 to $139 million in the same period for 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar. Depreciation, depletion and amortization expense from operations situated in Ghana, Guinea and Zimbabwe acquired since April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $50 million during the nine months ended September 30, 2004.

### *Impairment of assets*

In the nine months ended September 30, 2004 the Company recorded an impairment of assets of $2 million relating mainly to mining assets and mineral rights in Australia. An impairment of assets of $72 million was recorded in the nine months ended September 30, 2003 relating to the Savuka operations in South Africa and the abandonment of exploration activities in the Australian region.

### *Interest expense*

Interest expense increased by $29 million from $16 million recorded in the nine months ended September 30, 2003 to $45 million in the same period in 2004. The increase in interest expense from 2003 was mainly due to finance charges paid on the senior unsecured bonds issued in August 2003 (the corporate bond) and finance charges on the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.

### *Accretion expense*

In the nine months ended September 30, 2004 accretion expense of $5 million was recorded compared with $2 million in the same period in 2003, relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

### *Employment severance cost*

Employment severance costs increased to $7 million during the nine months ended September 30, 2004 from $2 million in the same period in 2003. Employment severance costs recorded for the nine months ended September 30, 2004 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, TauTona and Savuka.

### *Profit on sale of assets*

The profit on sale of assets of $9 million recorded in the nine months ended September 30, 2004 mainly relate to the sale of the Western Tanami Project and Union Reefs mine in Australia and mineral rights in South America. The profit on sale of assets of $47 million recorded in the nine months ended September 30, 2003 relates to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America, its wholly owned Amapari Project in North Brazil and shares held in East African Gold Mines Limited and Randgold Resources Limited.

### *Non-hedge derivative loss/gain*

A loss on non-hedge derivatives of $57 million was recorded in the nine months ended September 30, 2004 compared to a gain of $91 million in the same period in 2003.

### *Income before equity income and income tax*

For the foregoing reasons, in the nine months ended September 30, 2004, income before equity income and income tax amounted to $34 million compared to $229 million in the same period in 2003.

### *Equity income in affiliates*

Equity income in affiliates decreased from $61 million in the nine months ended September 30, 2003 to $10 million in the same period in 2004, mainly as a result of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

### *Deferred income and mining tax benefit/expense*

Deferred income and mining tax expense decreased by $115 million from a net tax charge of $104 million recorded in the first nine months of 2003, to a net tax benefit of $11 million in the same period in 2004. Charges for current tax in the first nine months of 2004 amounted to $18 million compared to $60 million in the same period in 2003 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first nine months of 2004 included tax benefits of $38 million compared with tax charges of $21 million related to non-hedge derivatives during the same period of 2003.

### *Cumulative effect of accounting change*

The Company adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $3 million (net of provision for deferred taxation) reflected in the nine-month period ended September 30, 2003.

### *Net income*

For the foregoing reasons net income applicable to common stockholders decreased by $130 million from $170 million earned in the first nine months of 2003 to $40 million in the same period in 2004.

## Liquidity and capital resources

Net cash provided by operating activities during the nine months ended September 30, 2004 amounted to $327 million compared with $325 million in the same period in 2003.

In the nine months ended September 30, 2004, AngloGold Ashanti used $538 million in investing activities comprising mainly of payments for capital expenditure of $384 million for major capital projects, including Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination. Similarly, the Company received cash of $7 million relating mainly to the disposal of its interests in the Western Tanami Project and Union Reefs mine in Australia and paid a net cash consideration of $165 million relating to the completed AngloGold Ashanti Business Combination in April 2004. Net cash generated in financing activities of $146 million in the nine months ended September 30, 2004 included normal scheduled loan repayments in terms of other loan facilities of $123 million, the repayment of the $400 million unsecured syndicated loan facility (which was repayable in May 2004) amounting to $232 million, the repayment of $200 million under the $600 million unsecured syndicated loan facility (repayable in February 2005), the repayment of $34 million syndicated project finance loans and the repayment of $139 million under a revolving credit facility acquired as part of the AngloGold Ashanti Business Combination. Proceeds from loans during the nine months ended September 30, 2004 amounted to $1,061 million, which included $991 million raised through the issuance of $1,000,000,000 2.375 percent convertible bonds in February 2004. The bonds, due in 2009 are convertible into AngloGold American Depositary Shares (ADSs) and are guaranteed by AngloGold Ashanti. Total dividends paid in the nine months ended September 30, 2004 amounted to $190 million. The effect of exchange rate changes on cash was a positive $5 million during the nine months ended September 30, 2004.

As a result of the items discussed above, at September 30, 2004, AngloGold Ashanti had $419 million of cash and cash equivalents compared with $479 million at December 31, 2003, a decrease of $60 million, or 13 percent. At September 30, 2004, the Company had a total of $371 million available but undrawn under its credit facilities.

During the remainder period of 2004, approximately $32 million of AngloGold Ashanti's debt is scheduled to mature. The $600 million unsecured syndicated loan facility becomes due in February 2005. The amount drawn under this facility was $265 million as at September 30, 2004. The Company expects to finance the repayment of debt scheduled to mature in 2004 and 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

**Heap leach inventory**

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory.  As at September 30, 2004, $102 million was classified as short term compared with $99 million as at December 31, 2003 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As at September 30, 2004, $22 million was classified as long term compared with $7 million as at December 31, 2003.

**Gold market**

Following the fall in the gold price in the second quarter of 2004 following fears of a credit squeeze in China and a hard landing for the Chinese economy, and the associated sell-off in commodities that accompanied this fear, the gold price has regained most of its strength during the third quarter.

Since the end of the third quarter the gold price has approached the high of $430 per ounce seen in the first quarter of this year.  Whilst the gold price continues to be most responsive to movements in the US dollar exchange rate against the euro, the price has also shown some independence during the third quarter, rising firmly even when there has been little movement in the currency markets.  This seems to reflect increased investor interest in gold as part of a broader move of investment money towards hard assets.  This pattern has been evident in other markets during this period.  This does not necessarily signal a disconnect from the US dollar or the US economy and gold is likely to benefit from dollar weakness in the future.  It is rather that the gold market seems to have found supplementary reasons for appealing to investors, to the benefit of the gold price today.

Once again, the vehicle for interest in gold was primarily the New York Commodities Exchange, or Comex, and the movement in the dollar gold spot price reflects increasing interest in gold on Comex during the third quarter of 2004.  The net open position at the end of September 2004 reached over 19 million ounces, and has remained since then at almost 20 million ounces net long.  This figure is very close to the all-time high net position on Comex of 22.6 million ounces net long in the first week of April 2004, and the gold price has tracked this interest closely.  News from the US economy in particular, and the direction of the US dollar during the balance of this quarter, will most likely be important factors in the behaviour of investors towards gold on Comex going forward.

The physical market for gold remains relatively quiet and the market is dependant on investment demand to clear the supply/demand balance.  Nevertheless, there has been encouraging news from some areas of a year-on-year recovery in gold offtake.  Demand for gold for jewellery in Turkey was particularly strong in the first half of 2004, although it should be borne in mind that an important part of this growth arises from Turkey increasing its market share from Italy, the developed world's largest gold jewellery manufacturer.  The gold jewellery market in mainland China also reported positive growth due entirely to a new category of modern 18 carat gold jewellery introduced by the World Gold Council to mainland China. With the end of the monsoon season and the commencement of the auspicious period for marriages in India, there has been some recovery in offtake in the Indian gold jewellery market in spite of the higher US dollar spot prices.

Since early 2004, the US dollar has recovered from its weakest position in the current cycle of $1.30 to the euro. For much of this year, the dollar has traded sideways in a range of $1.18-$1.24 to the euro. However, most commentators see this sideways movement as temporary and forecast an inevitable further decline of the US currency against both the euro and the yen.

Market forecasts project the dollar between $1.30 and $1.40 against the euro and between Y100 and Y105 by the end of 2005. Even the exceptions to these forecasts see the dollar only in a sideways channel, trading between $1.15 and $1.20, rather than any measurable strengthening of the US currency. In structural terms, there are economic circumstances – particularly in the shape of rising deficits in the US economy – which would seem to make it likely that the US dollar should weaken further, and possibly substantially. In previous economic cycles, budget and current account deficits in the US have made recession almost inevitable in order to bring economic fundamentals back into balance. However, with the other major economies (Japan and Europe) showing lower growth rates and more serious economic structural problems, and with the significant role played in global trade flows today by China, it is not yet certain that recession is as inevitable.

The weakening of the rand during the third quarter of 2004 was followed by an unexpected rate cut of 50 basis points by the South African Reserve Bank, which caused the market to pause for a short period of time. However, for the rest of this quarter, the rand performed robustly.

The average exchange rate for the September quarter of R6.37 to the US dollar is the strongest average exchange rate since the final quarter of 1999. The rand shows little sign of weakness in the current market circumstances. The strength of the rand over the past two years appears to be based on improvements in the South African economy, a low budget deficit and declining inflation.

In 2004, the spot price of gold opened at $415 per ounce in January and closed at $418 per ounce in September 2004, compared with $346 per ounce in January 2003 and $385 per ounce in September 2003. The average spot price of gold was $401 per ounce during the nine months ended September 30, 2004, $47 per ounce, or 13 percent, higher than $354 per ounce, the average spot price of gold in the first nine months of 2003. During the first nine months of 2004, the highest spot price of gold was $430 per ounce compared to a high of $393 per ounce for the same period in 2003. The lowest spot price of gold was $371 per ounce during the nine months ended September 30, 2004, 16 percent higher than $319 per ounce, the lowest spot price of gold for the same period ended September 30, 2003.

**Hedging overview**

AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At September 30, 2004, the net delta hedge position of AngloGold Ashanti was 12.71[1] million ounces at a spot price of gold of $418.80 per ounce. The net delta hedge position reflects a slight increase of approximately 212,000 ounces in the net size of the combined AngloGold Ashanti hedge compared with the quarter ended June 30, 2004. This increase is due to the increase in the delta volume of short call options in the hedge value at a gold price $25 per ounce higher than the price at which the hedge was valued on June 30, 2004. Outright forward contracts in the quarter ended September 30, 2004 declined by approximately 340,000 ounces when compared to the three months ended June 30, 2004. The marked-to-market valuation of this position at September 30, 2004 was negative $1,139 million. The Company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.

[1]   Includes equity accounted joint ventures

**AngloGold Ashanti's net delta open hedge position at September 30, 2004**

At September 30, 2004, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the combined company on this date was 12.71[1] million ounces (at June 30, 2004: 12.5[1] million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1,139 million at September 30, 2004 (at June 30, 2004: negative $927.1 million). These values were based on a gold price of $418.80 per ounce, exchange rates of R/ $6.45 and A$/ $0.7258 and the prevailing market interest rates and volatilities at that date.

At October 27, 2004, the marked-to-market value of the hedge book was a negative $1,192 million based on a gold price of $425.50 per ounce and exchange rates of R/ $6.2275 and A$/ $0.7452 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

[1]   Includes equity accounted joint ventures

# AngloGold Ashanti's hedge position as at September 30, 2004

The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at September 30, 2004 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

| Year | 2004 | 2005 | 2006 | 2007 | 2008 | 2009-2013 | Total |
|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | |
| Forward contracts | | | | | | | |
| Amount (kg) | 18,558 | 51,150 | 39,918 | 38,519 | 28,256 | 62,779 | 239,180 |
| $ per oz | $323 | $329 | $341 | $343 | $360 | $370 | $347 |
| Put options purchased | | | | | | | |
| Amount (kg) | 2,264 | 3,381 | 5,481 | 1,455 | | | 12,581 |
| $ per oz | $391 | $347 | $355 | $292 | | | $352 |
| *Delta (kg) | 750 | 496 | 871 | 50 | | | 2,167 |
| Put options sold | | | | | | | |
| Amount (kg) | 6,532 | 2,799 | 4,354 | | | | 13,685 |
| $ per oz | $369 | $345 | $339 | | | | $355 |
| *Delta (kg) | 746 | 181 | 432 | | | | 1,359 |
| Call options purchased | | | | | | | |
| Amount (kg) | 6,551 | 8,947 | 1,538 | 2,003 | | | 19,039 |
| $ per oz | $350 | $339 | $370 | $361 | | | $348 |
| *Delta (kg) | 6,518 | 8,395 | 1,243 | 1,671 | | | 17,827 |
| Call options sold | | | | | | | |
| Amount (kg) | 10,556 | 38,075 | 22,208 | 20,647 | 22,096 | 46,833 | 160,415 |
| $ per oz | $370 | $383 | $351 | $346 | $358 | $375 | $367 |
| *Delta (kg) | 9,328 | 32,634 | 18,948 | 18,046 | 18,807 | 39,590 | 137,353 |
| **RAND GOLD** | | | | | | | |
| Forward contracts | | | | | | | |
| Amount (kg) | | | | | | 933 | 933 |
| Rand per kg | | | | | | R116,335 | R116,335 |
| Put options purchased | | | | | | | |
| Amount (kg) | 933 | | 1,875 | | | | 2,808 |
| Rand per kg | R80,538 | | R93,602 | | | | R89,261 |
| *Delta (kg) | 11 | | 550 | | | | 561 |
| Put options sold | | | | | | | |
| Amount (kg) | 5,443 | | 1,400 | | | | 6,843 |
| Rand per kg | R84,801 | | R88,414 | | | | R85,540 |
| *Delta (kg) | 1,466 | | 365 | | | | 1,831 |
| Call options purchased | | | | | | | |
| Amount (kg) | 933 | | | | | | 933 |
| Rand per kg | R79,251 | | | | | | R79,251 |
| *Delta (kg) | 933 | | | | | | 933 |
| Call options sold | | | | | | | |
| Amount (kg) | 4,747 | 5,735 | 6,119 | 746 | 2,986 | 8,958 | 29,291 |
| Rand per kg | R91,727 | R129,890 | R118,721 | R173,119 | R187,586 | R216,522 | R154,850 |
| *Delta (kg) | 3,580 | 1,093 | 1,900 | 81 | 360 | 1,854 | 8,868 |
| **A DOLLAR GOLD** | | | | | | | |
| Forward contracts | | | | | | | |
| Amount (kg) | 5,494 | 4,199 | 9,331 | 8,398 | 3,110 | 6,501 | 37,033 |
| A$ per oz | A$578 | A$599 | A$671 | A$648 | A$665 | A$678 | A$645 |
| Put options purchased | | | | | | | |
| Amount (kg) | | 1,244 | | | | | 1,244 |
| A$ per oz | | A$585 | | | | | A$585 |
| *Delta (kg) | | 517 | | | | | 517 |
| Put options sold | | | | | | | |
| Amount (kg) | 1,400 | 1,244 | | | | | 2,644 |
| A$ per oz | A$574 | A$553 | | | | | A$564 |
| *Delta (kg) | 481 | 253 | | | | | 734 |
| Call options purchased | | | | | | | |
| Amount (kg) | | 3,110 | 6,221 | 3,732 | 3,110 | 4,354 | 20,527 |
| A$ per oz | | A$724 | A$673 | A$668 | A$680 | A$707 | A$688 |
| *Delta (kg) | | 289 | 2,776 | 1,998 | 1,902 | 2,867 | 9,832 |
| Call options sold | | | | | | | |
| Amount (kg) | 1,400 | 1,244 | | | | | 2,644 |
| A$ per oz | A$581 | A$602 | | | | | A$591 |
| *Delta (kg) | 557 | 573 | | | | | 1,130 |
| **Total net gold:** | | | | | | | |
| Delta (kg) | 28,134 | 81,544 | 66,702 | 61,425 | 48,631 | 108,790 | 395,227 |
| Delta (oz) | 904,532 | 2,621,689 | 2,144,528 | 1,974,868 | 1,563,532 | 3,497,663 | 12,706,812 |

\*    The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004. The delta positions indicated above included positions from equity accounted joint ventures.

The following table indicates the Company's currency hedge position at September 30, 2004

| Year | 2004 | 2005 | 2006 | 2007 | 2008 | 2009-2013 | Total |
|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | |
| Forward contracts Amount ($) | | | | | | | |
| Rand per $ | | | | | | | |
| Put options purchased Amount ($) | | | | | | | |
| Rand per $ | | | | | | | |
| *Delta ($) | | | | | | | |
| Put options sold Amount ($) | | | | | | | |
| Rand per $ | | | | | | | |
| *Delta ($) | | | | | | | |
| Call options purchased Amount ($) | | | | | | | |
| Rand per $ | | | | | | | |
| *Delta ($) | | | | | | | |
| Call options sold Amount ($) | 50,000 | | | | | | 50,000 |
| Rand per $ | R6.54 | | | | | | R6.54 |
| *Delta ($) | 17,597 | | | | | | 17,597 |
| **A DOLLAR (000)** | | | | | | | |
| Forward contracts Amount ($) | | 55,237 | | | | | 55,237 |
| $ per A$ | | A$0.59 | | | | | A$0.59 |
| Put options purchased Amount ($) | | | | | | | |
| $ per A$ | | | | | | | |
| *Delta ($) | | | | | | | |
| Put options sold Amount ($) | | | | | | | |
| $ per A$ | | | | | | | |
| *Delta ($) | | | | | | | |
| Call options purchased Amount ($) | | | | | | | |
| $ per A$ | | | | | | | |
| *Delta ($) | | | | | | | |
| Call options sold Amount ($) | | | | | | | |
| $ per A$ | | | | | | | |
| *Delta ($) | | | | | | | |
| **BRAZILIAN REAL (000)** | | | | | | | |
| Forward contracts Amount ($) | | | | | | | |
| $ per BRL | | | | | | | |
| Put options purchased Amount ($) | 3,300 | 600 | | | | | 3,900 |
| $ per BRL | BRL3.13 | BRL3.38 | | | | | BRL3.17 |
| *Delta ($) | 3,139 | 503 | | | | | 3,642 |
| Put options sold Amount ($) | 2,550 | 600 | | | | | 3,150 |
| $ per BRL | BRL2.79 | BRL3.21 | | | | | BRL2.87 |
| *Delta ($) | 506 | 415 | | | | | 921 |
| Call options purchased Amount ($) | | | | | | | |
| $ per BRL | | | | | | | |
| *Delta ($) | | | | | | | |
| Call options sold Amount ($) | 3,300 | 600 | | | | | 3,900 |
| $ per BRL | BRL3.23 | BRL3.55 | | | | | BRL3.28 |
| *Delta ($) | 90 | 43 | | | | | 133 |
| **DOLLAR SILVER** | | | | | | | |
| Forward contracts Amount (kg) | | | | | | | |
| $ per oz | | | | | | | |
| Put options purchased Amount (kg) | 7,776 | 31,104 | 31,104 | | | | 69,984 |
| $ per oz | $7.00 | $7.00 | $7.00 | | | | $7.00 |
| *Delta (kg) | 3,781 | 13,977 | 12,731 | | | | 30,489 |
| Put options sold Amount (kg) | 7,776 | 31,104 | 31,104 | | | | 69,984 |
| $ per oz | $6.06 | $6.06 | $6.06 | | | | $6.06 |
| *Delta (kg) | 1,466 | 7,962 | 8,608 | | | | 18,036 |
| Call options purchased Amount (kg) | | | | | | | |
| $ per oz | | | | | | | |
| *Delta (kg) | | | | | | | |
| Call options sold Amount (kg) | 7,776 | 31,104 | 31,104 | | | | 69,984 |
| $ per oz | $8.00 | $8.00 | $8.00 | | | | $8.00 |
| *Delta (kg) | 1,758 | 11,172 | 14,229 | | | | 27,159 |

\* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2004.

## Recent developments

### Sale of Union Reefs

On August 5, 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50 percent) and Harmony Gold Mining Company Limited (50 percent), for a total consideration of A$4 ($2) million. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

### Government lifts embargo at Siguiri

On August 25, 2004, it was announced that the Government of Guinea advised AngloGold Ashanti that the embargo on the export of gold bullion from that country by AngloGold Ashanti had been lifted.

### Sale of Freda-Rebecca Mine

In a joint announcement on September 10, 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited for a cash consideration of $2.255 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

### Agreement with Red 5 Limited

On October 11, 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3 percent stake in the expanded issued capital of Red 5 Limited for a cash consideration of A$5.5 million. This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

### Forward-looking statements

Except for historical information, there may be matters discussed in this report of financial and operating performance that are forward–looking statements. In particular, the statements made under "Operating review – Outlook" regarding future operating performance, "Liquidity and capital resources" regarding sources of financing of future debt repayments and under "Gold market" regarding the future performance of the gold and currency markets are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2003 which was filed with the United States Securities and Exchange Commission (SEC) on March 19, 2004.

**Condensed Consolidated Financial Information for the nine months ended September 30, 2004**

*Basis of presentation*

The unaudited condensed consolidated financial information of AngloGold Ashanti Limited included have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The balance sheet information at December 31, 2003, has been derived from AngloGold's annual report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC on March 19, 2004.

*Dividends*

On January 29, 2004, AngloGold declared a final dividend of 335 South African cents (49.82 US cents) per ordinary share for the year ended December 31, 2003 with a record date of February 20, 2004 and a payment date of February 27, 2004 for holders of ordinary shares and CDIs, and March 8, 2004 for holders of ADSs. On July 29, 2004 AngloGold Ashanti declared an interim dividend of 170 South African cents (25.62 US cents) per ordinary share for the six months ended June 30, 2004 with a record date of August 20, 2004 and a payment date of August 27, 2004 for holders of ordinary shares and CDIs, August 30, 2004 for holders of GhDSs and September 7, 2004 for holders of ADSs. 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED INCOME STATEMENT**
Prepared in accordance with US GAAP

| | Nine months ended September 30, | |
| --- | --- | --- |
| | **2004** (unaudited) (As restated)[1] | **2003** (unaudited) (As restated)[1] |
| | (in US Dollars, millions, except for share data) | |
| **Sales and other income** | 1,594 | 1,275 |
| | | |
| Product sales | 1,547 | 1,252 |
| Interest, dividends and other | 47 | 23 |
| | | |
| **Cost and expenses** | 1,560 | 1,046 |
| | | |
| Production costs | 1,028 | 812 |
| Exploration costs | 30 | 28 |
| Related party transactions | 16 | 25 |
| General and administrative | 41 | 30 |
| Royalties | 18 | 9 |
| Market development costs | 12 | 12 |
| Depreciation, depletion and amortization | 308 | 176 |
| Impairment of assets | 2 | 72 |
| Interest expense | 45 | 16 |
| Accretion expense | 5 | 2 |
| Employment severance costs | 7 | 2 |
| Profit on sale of assets | (9) | (47) |
| Non-hedge derivative loss/(gains) | 57 | (91) |
| | | |
| **Income before equity income and income tax** | 34 | 229 |
| | | |
| Equity income in affiliates | 10 | 61 |
| | | |
| **Income before income tax provision** | 44 | 290 |
| | | |
| Deferred income and mining tax benefit/(expensed) | 11 | (104) |
| | | |
| **Income before minority interest** | 55 | 186 |
| | | |
| Minority interest | (15) | (13) |
| | | |
| **Income before cumulative effect of accounting change** | 40 | 173 |
| | | |
| Cumulative effect of accounting change | - | (3) |
| **Net income – applicable to common stockholders** | 40 | 170 |
| | | |
| **Basic earnings per common share : (cents)** | | |
| **Before cumulative effect of accounting change** | 16 | 77 |
| **Cumulative effect of accounting change** | - | (1) |
| **Net income – applicable to common stockholders** | 16 | 76 |
| | | |
| **Diluted earnings per common share : (cents)** | | |
| **Before cumulative effect of accounting change** | 16 | 77 |
| **Cumulative effect of accounting change** | - | (1) |
| **Net income – applicable to common stockholders** | 16 | 76 |
| | | |
| **Weighted average number of common shares used in computation** | 246,954,457 | 222,772,159 |
| | | |
| **Dividend per common share (cents)** | 75 | 133 |

[1] See note A.

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED BALANCE SHEET**
Prepared in accordance with US GAAP

| | At September 30, 2004 | At December 31, 2003 |
|---|---|---|
| | (unaudited) (As restated)[1] | (As restated)[1] |
| | (in US Dollars, millions) | |
| **Assets** | | |
| **Current assets** | 1,373 | 1,283 |
| Cash and cash equivalents | 419 | 479 |
| Receivables | 605 | 551 |
| Trade | 39 | 39 |
| Derivatives | 305 | 370 |
| Value added taxes | 23 | 19 |
| Other | 238 | 123 |
| Inventories | 247 | 154 |
| Materials on the leach pad | 102 | 99 |
| **Property, plant and equipment, net** | 4,614 | 2,300 |
| **Acquired properties, net** | 1,673 | 737 |
| **Goodwill** | 527 | 226 |
| **Derivatives** | 123 | 94 |
| **Materials on the leach pad** | 22 | 7 |
| **Other long-term assets** | 461 | 696 |
| **Total assets** | 8,793 | 5,343 |
| **Liabilities and Stockholders' equity** | | |
| **Current liabilities** | 1,197 | 1,116 |
| Accounts payable and accrued liabilities | 455 | 355 |
| Derivatives | 403 | 408 |
| Short-term debt | 317 | 331 |
| Income and mining tax payable | 22 | 22 |
| **Long-term debt** | 1,357 | 778 |
| **Derivatives** | 729 | 274 |
| **Deferred income and mining tax** | 1,548 | 789 |
| **Provision for environmental rehabilitation** | 171 | 124 |
| **Other accrued liabilities** | 27 | 6 |
| **Provision for post-retirement medical benefits** | 128 | 136 |
| **Minority interest** | 60 | 52 |
| **Commitments and contingencies** | | |
| **Share capital and reserves** | 3,576 | 2,068 |
| **Common stock** | | |
| Stock issued 2004 – 264,439,294 (2003 – 223,136,342) | 11 | 9 |
| Additional paid in capital | 4,958 | 3,415 |
| Accumulated deficit | (756) | (616) |
| Accumulated other comprehensive income | (637) | (740) |
| **Total liabilities and stockholders' equity** | 8,793 | 5,343 |

[1] See note A.

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
Prepared in accordance with US GAAP

| | Nine months ended September 30, | |
| --- | --- | --- |
| | **2004**<br>(unaudited)<br>(As restated)[1] | **2003**<br>(unaudited)<br>(As restated)[1] |
| | (in US Dollars, millions) | |
| **Net cash provided by operating activities** | 327 | 325 |
| Income before cumulative effect of accounting change | 40 | 173 |
| Reconciled to net cash provided by operations: | | |
|   Profit on sale of assets | (9) | (47) |
|   Depreciation, depletion and amortization | 308 | 176 |
|   Deferred stripping costs | (26) | (23) |
|   Impairment of assets | 2 | 72 |
|   Deferred income and mining tax | (31) | 26 |
|   Other non cash items | 90 | (18) |
|   Net decrease in provision for environmental rehabilitation and post-retirement medical Benefits | (10) | (15) |
| Effect of changes in operating working capital items: | | |
|   Receivables | 6 | (28) |
|   Inventories | (20) | (38) |
|   Accounts payable and accrued liabilities | (23) | 47 |
| **Net cash used in investing activities** | (538) | (148) |
| Increase in non-current investments | (15) | - |
| Additions to property, plant and equipment | (384) | (198) |
| Proceeds on sale of mining assets | 7 | 3 |
| Proceeds on sale of investments | - | 45 |
| Cash effects of acquisitions/disposals | (165) | 1 |
| Loans receivable advanced | (3) | (1) |
| Loans receivable repaid | 22 | 2 |
| **Net cash generated/(used) in financing activities** | 146 | (78) |
| Payments of short-term debt | (728) | (89) |
| Issuance of stock | 3 | 6 |
| Share issue expenses | - | - |
| Proceeds of long-term debt | 1,061 | 314 |
| Dividends paid | (190) | (309) |
| **Net (decrease)/increase in cash and cash equivalents** | (65) | 99 |
| **Effect of exchange rate changes on cash** | 5 | 31 |
| **Cash and cash equivalents – January 1,** | 479 | 362 |
| **Cash and cash equivalents – September 30,** | 419 | 492 |

[1] See note A.

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004**

Prepared in accordance with US GAAP

**Note A. Restatement of previously issued financial statements**

On October 29, 2004, AngloGold Ashanti furnished on Form 6-K to the United States Securities and Exchange Commission (SEC), unaudited condensed consolidated financial information as of September 30, 2004 and for the nine month period ended September 30, 2004, prepared in accordance with U.S. GAAP, which included a review of financial and operating performance.

Since this date, AngloGold Ashanti has identified various events that will result in adjustments to the financial information furnished on the Form 6-K which are set out below:

- The company indicated that it had written off goodwill of $182 million resulting from the Business Combination between AngloGold and Ashanti due to the decline in the share price from the announcement date to the completion date. The terms of this transaction were first announced on October 15, 2003 and the transaction was concluded on April 26, 2004. After further consideration and assessment of accounting guidance in SFAS142, AngloGold Ashanti reversed this write off. As at December 31, 2004, AngloGold Ashanti performed its annual goodwill impairment test and concluded that no write down is required, primarily due to the subsequent increase in gold price.

- The company reported the Acquired Hedge Creditor from Ashanti on the basis in which the take-on fair value of contracts designated as being Normal Sale Exempted, are netted off against mining assets. After further consideration and assessment of accounting guidance in FIN39, the company changed its accounting treatment to report the Acquired Hedge Creditor and mining assets on a gross basis.

- The company reported its investments in joint ventures in which it had joint control under the proportionate consolidation method. After further consideration and assessment of the accounting guidance in APB 18 and subsequent consensus opinions issued by the Emerging Issues Task Force of the Financial Accounting Standards Board, AngloGold Ashanti has determined that these investments should be reported in terms of the equity accounting method.

To correct these errors, AngloGold Ashanti restated its unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, the unaudited condensed income statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003. AngloGold Ashanti has also revised its review of financial and operating performance, where necessary, to reflect these adjustments.

No attempt has been made in this amended Form 6-K to modify or update other disclosures presented in the original Form 6-K being amended, except as required to reflect the effects of the restatement. This Form 6-K/A does not reflect events occurring after the filing of the original Form 6-K it amends. Information not affected by the restatement is unchanged and reflects the disclosure made at the time of the original submission of the Form 6-K to the SEC on October 29, 2004. Accordingly, this Form 6-K/A should be read in conjunction with our filings with and submissions to the SEC subsequent to the filing of the original Form 6-K being amended, including any amendments to those filings or submissions. The following items also have been amended: Form 6-K containing unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations, furnished to the SEC on July 30, 2004.

The effects of the restatements on the unaudited condensed consolidated income statements and the unaudited condensed consolidated cash flow statements for the nine months ended September 30, 2004 and 2003 and the unaudited condensed consolidated balance sheets as of September 30, 2004 and December 31, 2003, are summarized in the following tables:

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note A. Restatement of previously issued financial statements (continued)

| Unaudited condensed consolidated income statement | Nine months ended September 30, 2004 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| | (in US Dollars, millions, except for share data) | | |
| Sales and other income | 1,747 | (153) | 1,594 |
| Costs and expenses | 1,875 | (315) | 1,560 |
| (Loss)/income before equity income and income tax | (128) | 162 | 34 |
| Equity income in affiliates | - | 10 | 10 |
| (Loss)/income before income tax provision | (128) | 172 | 44 |
| Deferred income and mining tax benefit | 8 | 3 | 11 |
| Minority interest | (15) | - | (15) |
| Net (loss)/income before cumulative effect of accounting change | (135) | 175 | 40 |
| Net (loss)/income | (135) | 175 | 40 |
| Basic and diluted (loss)/earnings per common share: (cents) | | | |
| (Loss)/income before cumulative effect of accounting change | (55) | 71 | 16 |
| Net (loss)/income | (55) | 71 | 16 |

| Unaudited condensed consolidated income statement | Nine months ended September 30, 2003 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| | (in US Dollars, millions, except for share data) | | |
| Sales and other income | 1,503 | (228) | 1,275 |
| Costs and expenses | 1,219 | (173) | 1,046 |
| Income before equity income and income tax | 284 | (55) | 229 |
| Equity income in affiliates | - | 61 | 61 |
| Income before income tax provision | 284 | 6 | 290 |
| Deferred income and mining tax expensed | (98) | (6) | (104) |
| Minority interest | (13) | - | (13) |
| Net income before cumulative effect of accounting change | 173 | - | 173 |
| Net income | 170 | - | 170 |
| Basic and diluted earnings per common share: (cents) | | | |
| Income before cumulative effect of accounting change | 77 | - | 77 |
| Net income | 76 | - | 76 |

| Unaudited condensed consolidated cash flow statement | Nine months ended September 30, 2004 | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| | (in US Dollars, millions) | | |
| Net cash provided by operating activities | 339 | (12) | 327 |
| Net cash used in investing activities | (547) | 9 | (538) |
| Net cash generated in financing activities | 138 | 8 | 146 |
| Effect of exchange rate changes on cash | 5 | - | 5 |
| Cash and cash equivalents – beginning of year | 505 | (26) | 479 |
| Cash and cash equivalents – end of year | 440 | (21) | 419 |

# ANGLOGOLD ASHANTI LIMITED

**NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004…continued**

Prepared in accordance with US GAAP

**Note A. Restatement of previously issued financial statements (continued)**

| **Unaudited condensed consolidated cash flow statement** | **Nine months ended September 30, 2003** | | |
|---|---|---|---|
| | **As previously reported** | **Adjustments** | **As restated** |
| | (in US Dollars, millions) | | |
| Net cash provided by operating activities | 353 | (28) | 325 |
| Net cash used in investing activities | (166) | 18 | (148) |
| Net cash used in financing activities | (89) | 11 | (78) |
| Effect of exchange rate changes on cash | 31 | - | 31 |
| Cash and cash equivalents – beginning of year | 413 | (51) | 362 |
| Cash and cash equivalents – end of year | 542 | (50) | 492 |

| **Unaudited condensed consolidated balance sheet** | **At September 30, 2004** | | |
|---|---|---|---|
| | **As previously reported** | **Adjustments** | **As restated** |
| | (in US Dollars, millions) | | |
| Cash and cash equivalents | 440 | (21) | 419 |
| Other current assets | 1,034 | (80) | 954 |
| Investment in affiliates[(1)] | 5 | 322 | 327 |
| Non current assets | 6,880 | 213 | 7,093 |
| Total assets | 8,359 | 434 | 8,793 |
| Current liabilities | 1,171 | 26 | 1,197 |
| Non current liabilities | 3,727 | 233 | 3,960 |
| Minority interests | 60 | - | 60 |
| Stockholders' equity | 3,401 | 175 | 3,576 |
| Total liabilities and stockholders' equity | 8,359 | 434 | 8,793 |

[(1)] Included in long-term assets.

| **Unaudited condensed consolidated balance sheet** | **At December 31, 2003** | | |
|---|---|---|---|
| | **As previously reported** | **Adjustments** | **As restated** |
| | (in US Dollars, millions) | | |
| Cash and cash equivalents | 505 | (26) | 479 |
| Other current assets | 905 | (101) | 804 |
| Equity method investments[(1)] | 5 | 503 | 508 |
| Non current assets | 4,164 | (612) | 3,552 |
| Total assets | 5,579 | (236) | 5,343 |
| Current liabilities | 1,202 | (86) | 1,116 |
| Non current liabilities | 2,257 | (150) | 2,107 |
| Minority interests | 52 | - | 52 |
| Stockholders' equity | 2,068 | - | 2,068 |
| Total liabilities and stockholders' equity | 5,579 | (236) | 5,343 |

[(1)] Included in long-term assets.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited


Date:  July 14, 2005                    By:  /s/  C R BULL

Name:  C R Bull
Title:     Company Secretary